UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On November 26, 2012, China Ceramics Co., Ltd. (the “Registrant”) issued a press release announcing a semi-annual cash dividend of $0.10 per share. The first two cash dividends will be payable on July 15, 2013 and January 13, 2014, with record dates of June 13, 2013 and December 13, 2013, respectively. A copy of the press release making the announcement is attached as Exhibit 99.1.

On November 27, 2012, the Registrant issued a press release announcing that it has entered into a strategic contract with China State Decoration Group Co., Ltd., a wholly-owned subsidiary of China State Construction Engineering Corporation, the largest real estate construction contractor in China. A copy of the press release making the announcement is attached as Exhibit 99.2.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated November 26, 2012

99.2	Press release dated November 27, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 28, 2012

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 26, 2012

99.2	Press release dated November 27, 2012

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